

02006868

STATES
...CHANGE COMMISSION
Washington, D.C. 20549

#4

Uf 3-11-02

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response . . . 12.00

SEC FILE NUMBER
8- 21570

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED MAR 01 2002 PROCESSING SECTION

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vanguard Marketing Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Vanguard Financial Center
(No. and Street)

Malvern (City) Pennsylvania (State) 19355 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Higgins (610) 669-1000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

Thirty South Seventeenth Street (Address) Philadelphia, PA (City) (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



OATH OR AFFIRMATION

I, Thomas J. Higgins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vanguard Marketing Corporation, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Financial Officer/Controller

Title

Notary Public

My Commission Expires 10-14-04

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Vanguard Marketing Corporation

(a wholly-owned subsidiary of
the Vanguard Group, Inc.)

Statement of Financial Condition

December 31, 2001



PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Accountants

To the Board of Directors and Stockholder of
Vanguard Marketing Corporation

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Vanguard Marketing Corporation (the "Corporation") at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Corporation's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 4, The Vanguard Group, Inc., the Corporation's parent company, is compensated for providing the Corporation with all facilities, personnel and equipment and assuming all expenses to conduct the operations of the Corporation. Because of this relationship, it is possible that the terms of the Corporation's transactions with its parent company are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 20, 2002

VANGUARD MARKETING CORPORATION
(a wholly-owned subsidiary of
The Vanguard Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

	December 31, 2001
ASSETS	
Cash	$ 1,000,000
Marketable securities owned, at market value	9,967
Receivable from broker	1,466,871
Total assets	$ 2,476,838
LIABILITIES AND SHAREHOLDER'S EQUITY	
Liabilities:	
Due to The Vanguard Group, Inc.	$ 1,476,838
Total liabilities	1,476,838
Shareholder's equity:	
Common stock ($.10 par value, 1,000 shares authorized, issued and outstanding)	100
Additional paid-in capital	999,900
Total shareholder's equity	1,000,000
Total liabilities and shareholder's equity	$ 2,476,838

The accompanying notes are an integral part of these financial statements.

VANGUARD MARKETING CORPORATION
(a wholly-owned subsidiary of
The Vanguard Group, Inc.)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 1 - INCORPORATION AND OPERATIONS:

The Vanguard Group, Inc. ("Vanguard"), the parent company, initially formed Vanguard Marketing Corporation ("the Corporation"), a Pennsylvania corporation, to facilitate compliance with regulatory requirements of certain states in which shares of the funds in The Vanguard Group of Investment Companies are offered. The Corporation is a registered broker-dealer and member of the National Association of Securities Dealers, Inc. The Corporation also provides brokerage services as the introducing broker to customers of Vanguard, under the name Vanguard Brokerage Services. The Corporation acts solely in an agency capacity and does not buy or sell securities for its own account. Under the terms of an agreement, the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation ("Pershing") serves as the fully disclosed clearing broker for the Corporation.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

The following significant accounting polices are in conformity with generally accepted accounting principles for brokers and dealers in securities. These policies are consistently followed by the Corporation in the preparation of its financial statements.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition:

Commission revenue and expenses are recognized in the period the commissions are earned (based on the trade date of the related securities transactions). Commission revenue is determined (i) net of commissions retained by the clearing broker and (ii) by including the net gain or loss resulting from securities transactions executed to facilitate customer trade orders. Full payment of the receivable from broker was received in January 2002.

Income Taxes:

The Corporation's taxable income is included in the consolidated federal income tax return of Vanguard. The Corporation has not provided for federal or state income taxes due to the fact that the Corporation had no taxable income for the year ended December 31, 2001.

NOTE 3 – SECURITIES OWNED:

Marketable securities owned consists of trading securities at quoted market values. Such securities are held solely to facilitate customer order execution. The difference between cost and market value is included in commission revenue. At December 31, 2001, securities consisted of shares of mutual funds.

NOTE 4 - RELATED PARTY TRANSACTIONS:

The Corporation compensates Vanguard for the use of facilities, personnel, equipment and the assumption of all of its expenses in an amount equal to the Corporation's net commission revenue.

NOTE 5 - NET CAPITAL REQUIREMENTS:

The Corporation is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Corporation had net capital of $978,760, which was $728,760 in excess of its required net capital of $250,000. The Corporation's ratio of aggregate indebtedness to net capital was 1.51 to 1. The operations of the Corporation do not include the physical handling of securities or the maintenance of open customer accounts. Accordingly, the reserve and possession or control provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 do not apply under the exemption allowed by Paragraph (k)(2)(ii) of that Rule.

NOTE 6 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK:

The Corporation clears all of its securities transactions through Pershing on a fully disclosed basis. The Corporation is responsible for certain losses associated with transactions with the clearing broker, including losses related to failure of customers to meet contractual margin debt requirements. The Corporation seeks to control the risk of loss by requiring customers to maintain margin collateral in compliance with various guidelines. The Corporation monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary. At December 31, 2001, total margin debt approximated $66,480,000. These transactions are collateralized by securities with a market value of $561,519,259 at December 31, 2001.